

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Brian Cook
Chief Executive Officer
Janus Parent, Inc.
14 Fairmount Avenue
Chatham, New Jersey 07928

> **Re: Janus Parent, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 6, 2021**
> **File No. 333-252859**

Dear Mr. Cook:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2021 letter.

Amendment No. 2 to Form S-4 Filed April 6, 2021

General, page i

1. We note that the proxy statement/prospectus is missing information such as director disclosure beginning on page 199, Code of Conduct and Ethics information on page 200, Description of Securities information on page 203, the per share and closing price on pages 44 and 112, and the ownership information on page 217. Please include this information, and any other missing information, in a pre-effective amendment.

Exhibit Index, page II-1

2.   Please file your dated and signed tax opinion with your next amendment. Also, please revise the description of the exhibits in the exhibit index to properly identify the references to the exhibits.

        You may contact Beverly Singleton at (202) 551-3328 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Erin Purnell at (202) 551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Michael Rigdon